Exhibit 99.7

CERTIFICATE Of Qualified person

To Accompany the report entitled: Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador, effective November 30, 2025.

I, Chris Johns, at 150-1715 Dickson Ave, Kelowna, BC, Canada, do hereby certify that:

1.	I am a Principal Geological Engineer with Tetra Tech Canada Inc. with a head office at 14940 - 123 Avenue, Edmonton, AB T5V 1B4, Canada;

2.	I am a graduate of Queen’s University in 1994, and I obtained a Geological Engineering degree. I am also a graduate of the University of Alberta in 1999 and obtained a Master’s degree in Civil and Environmental engineering. I have practiced my profession continuously since 1999. I specialize in the design, auditing, and construction monitoring of tailings and mine waste containment facilities. I have international project experience that includes tailings storage facility design from scoping study through feasibility and construction across a range of commodities including iron, gold, coal, nickel, tantalite, and potash;

3.	I am a Professional Engineer registered with the professional engineering associations of BC, AB, Yukon, and Ontario;

4.	I have personally inspected the subject project site from July 8 – 10, 2025;

5.	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6.	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7.	I am the co-author of this report and responsible for Tailings Facility Design and Related Capital Cost Estimate as described in Section 18.5 and related contributions in Sections 1, 21, 25, 26 and 27 and accept professional responsibility for those sections of this technical report;

8.	I have had no prior involvement with the subject property;

9.	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10.	Tetra Tech Canada Inc. was retained by Silvercorp Metals Inc. to support preparation of a technical audit of the Condor Polymetallic Gold Project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Silvercorp Metals Inc. personnel;

11.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Condor Project or securities of Silvercorp Metals Inc.; and

12.	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Kelowna, BC, Canada	/s/ Chris Johns
Chris Johns, P.Eng.
February 2, 2026	Principal Geological Engineer Tetra Tech Canada Inc.